UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      -------------------------------------------------------------

                                    FORM 11-K
 (Mark One)

   [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 2005

                                       OR

   [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                 For the transition period from _____ to _____


Commission File Number 1-11377

CINERGY CORP. NON-UNION EMPLOYEES' 401(k) PLAN./


                        CINERGY CORP. NON-UNION EMPLOYEES'
                                   401(k) PLAN
                             139 East Fourth Street
                             Cincinnati, Ohio 45202


               (Full title of the Plan and the address of the Plan,
                 if different from that of the issuer named below)

                                  CINERGY CORP.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

           (Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office)




CINERGY CORP.
NON-UNION EMPLOYEES' 401(k) Plan

TABLE OF CONTENTS
----------------------------------------------------------------------------


                                                                      Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
  December 31, 2005 and 2004                                            2

  Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2005 and 2004                        3

  Notes to Financial Statements                                        4-9

SUPPLEMENTAL SCHEDULE--                                                 10

  Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets
  (Held at End of Year) as of December 31, 2005                         11

   NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE                                                               S-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                E-



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Benefits Committee of Cinergy Corp.
Cincinnati, Ohio

We have audited the accompanying statements of net assets available for benefits of the Cinergy Corp. Non-Union Employees' 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Cincinnati, Ohio
June 23, 2006


CINERGY CORP.
NON-UNION EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004
---------------------------------------------------------------------------


ASSETS                                            2005                 2004

CURRENT ASSETS:
  Investments--at fair value (see Notes 3 and 4):
  Plan interest in Cinergy Corp.
  Common Stock--Master Trust                $   215,588,648     $   198,406,071
    Mutual funds                                282,332,080         256,619,485
    Interest-bearing cash                        21,449,071          25,355,579
    Common/collective trust                      14,458,875          10,437,800
    Loans to participants                         8,942,197           9,002,793
                                                -----------         -----------

           Total investments                    542,770,871         499,821,728

  Employer's contribution receivable              3,729,863           2,060,628
                                                 ---------            ---------


NET ASSETS AVAILABLE FOR BENEFITS           $   546,500,734     $   501,882,356
                                              ================   ===============


See notes to financial statements.


CINERGY CORP.
NON-UNION EMPLOYEES' 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004
----------------------------------------------------------------------------


                                                      2005                2004
ADDITIONS--
  Additions to net assets attributed to:
    Investment income:
      Plan interest in Cinergy Corp. Common Stock
        Master Trust (see Note 4)               $  14,140,073      $ 22,881,831
      Net appreciation in fair value of
        investments                                 9,438,938        18,557,006
      Interest and dividends                       12,479,189         7,813,135
      Participant loan interest income                520,807           461,851
                                                   ------------     -----------

           Net investment income                   36,579,007        49,713,823
                                                   ------------      ----------

    Contributions:
      Participant                                  22,057,105        20,224,831
      Employer                                     13,022,275        10,914,229
      Rollover                                        508,951         1,074,121
                                                   -----------      -----------

           Total contributions                     35,588,331        32,213,181
                                                   -----------      -----------

           Total additions                         72,167,338        81,927,004
                                                   -----------      -----------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                 (29,928,010)     (27,085,348)
    Deemed distribution of loans to participants     (168,970)         (29,743)
    Dividends paid in cash                           (460,828)        (484,116)
    Administrative fees                               (40,229)         (44,009)
                                                   -----------      -----------

           Total deductions                       (30,598,037)     (27,643,216)

  Net increase prior to transfers                   41,569,301       54,283,788
  Interplan transfers (see Note 2)                   3,049,077        2,969,557
                                                   -----------      -----------

                                                    44,618,378       57,253,345

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                501,882,356      444,629,011
                                                   -----------      -----------

  End of year                                  $   546,500,734  $   501,882,356
                                               ================ ===============

See notes to financial statements.



CINERGY CORP.
NON-UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
-----------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following description of the Cinergy Corp. Non-Union Employees' 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan covering non-union employees of Cinergy Corp. and subsidiaries (collectively, the "Company") who meet minimum age requirements. The Plan is administered by the Cinergy Corp. Benefits Committee and trusteed by the Fidelity Management Trust Company ("Fidelity") and U.S. Trust Company of California N.A. ("US Trust"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. A portion of administrative expenses of the Plan are paid by the Company.

      Contributions--The Company automatically enrolls new full time employees eligible for the Plan at a 3% deferral rate. The contributions made to the Plan on the employee's behalf will be invested in one or more funds selected in accordance with procedures established by the Plan administrator. If an employee chooses not to participate, Fidelity, the recordkeeper must be contacted by the employee to change the deferral rate to 0%.

      Under the Plan, the pre-tax contribution limit is 50% of annual base compensation up to the Internal Revenue Service ("IRS") maximum each year. In addition, a participant may make after-tax contributions up to 15% of annual base compensation. Pre-tax and after-tax contributions are subject to certain limitations. The pre-tax and after-tax contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Corp. Common Stock Master Trust.

      The Company matches 100% of the first 3% of pre-tax contributions from base pay plus 50% of the next 2% of pre-tax contributions from base pay. An additional incentive match will be a maximum of 1% of base pay based upon meeting corporate goals. Only employees making pre-tax contributions will receive the incentive match. All employer contributions are initially invested by the trustee in the Cinergy Corp. Common Stock Master Trust.

      The Company, at its discretion can make a profit sharing contribution for eligible employees to the Plan for the plan year in an amount determined by the Company. In 2005 and 2004, the amount of the Deferred Profit Sharing contribution was $2,052,729 and $1,015,036, respectively.

      Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax amount over and above the IRS limits each year. For 2005 and 2004, the IRS allowed participants over the age of 50 to contribute up to an additional $4,000 and $3,000 over and above the $14,000 and $13,000 pre-tax limit, respectively. Cinergy will not provide a base company match or incentive match on these additional contributions.

      Vesting--Participants are immediately vested in all contributions and earnings thereon, with the exception of Deferred Profit Sharing Contributions made by the Company which are vested after three years of service. However, the dividends on the Cinergy Corp. common stock on Deferred Profit Sharing contributions are vested immediately.

      Participant Accounts--Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and plan earnings. Allocations are based on the participant's account balance or contribution percentage as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      A participant may elect or change investment funds and/or the contribution allocation percentage among funds at any time.

      Payments of Benefits--Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment including retirement, death, or disability. Distributions are paid in a lump sum for vested benefits of $1,000 or less. Distributions are paid in a lump sum or up to ten annual installments (at the election of the participant) for vested benefits greater than $1,000. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their pre-tax account in accordance with Plan provisions.

      Participant Loans--Subject to certain limitations, participants may apply for loans from their pre-tax account balances. Interest on the loan is set at the prime rate plus 1% at the time of borrowing, and the loans are secured by the balance in the participant's account. Loans are to be repaid within 54 months through regular payroll deductions.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements of the Plan are prepared on an accrual basis.

      Investment Valuation and Income Recognition--Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted redemption prices which represent the net asset value of shares held by the Plan at year-end. Company common stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Transfers of assets between the Plan, the Cinergy Corp. Union Employees' 401(k) Plan, and the Cinergy Corp. Union Employee's Savings Incentive Plan occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      Payments of Benefits--Benefit payments are recorded when paid.

3.    NON-PARTICIPANT DIRECTED INVESTMENTS

      Effective October 1, 2005, the Plan was amended to allow participants to transfer funds from the Cinergy Common Stock Master Trust to other investments options at any time. Therefore, all investments became participant directed. Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in 2004 is as follows:

                                                                December 31,
                                                                    2004

      Net assets--Cinergy Corp. Common Stock Master Trust       $140,657,551
                                                                ============


                                                                 Year Ended
                                                                December 31,
                                                                    2004

      Changes in net assets:
           Employer contributions                               $ 10,856,973
           Dividends                                               6,096,613
           Net appreciation                                        9,570,682
           Benefits paid to participants                          (5,738,665)
           Transfers to participant directed investments          (7,874,981)
           Interplan transfers                                       737,275
                                                                --------------

                                                                $ 13,647,897

4.    INVESTMENTS

      The Plan invests in Cinergy Corp. Common Stock Master Trust established by the Company for certain of the Plans' sponsor's defined contribution 401(k) plans. Cinergy Corp. also sponsors the following plans, whose investments are held in the Master Trust described above:

           The Cinergy Corp. Union Employees' 401(k) Plan, which covers union employees of Cinergy Corp.'s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

           The Cinergy Corp. Union Employees' Savings Incentive Plan, which covers union employees of Cinergy Corp. and subsidiaries represented by The Utility Workers Union, Local 600, The International Brotherhood of Electrical Workers, Local 1347, The United Steelworkers of America, Local 12049 and Local 14214, The Paper, Allied-Industrial, Chemical and Energy Workers, Local 4-1, The Employees' Representation Association, the Unite, Local 2024, and Unite, Local 1093.

      The Plan has an undivided interest in the Master Trust.

      Fidelity Management Trust Company in the name of US Trust Company of California N.A. as Trustee holds the Plan interest in Cinergy Corp. Common Stock Master Trust. A summary of the net assets of the Master Trust as of December 31, 2005 and 2004 is as follows:

                                                    2005               2004

         Cash and cash equivalents             $ 3,421,124         $  4,823,702
         Cinergy Corp. common stock            462,775,838          428,963,584
                                              -------------        ------------

                    Total investments          466,196,962          433,787,286


                                                   2005                2004
         Receivables:
           Accrued interest                        11,810                6,532
           Securities sold                      1,705,296               41,713
                                               -----------           ----------

                    Total assets              467,914,068          433,835,531

         Liabilities--securities purchased      (109,812)             (64,030)
                                              ------------          ----------

         Net assets of Cinergy Corp.
         Common Stock Master Trust           $467,804,256         $433,771,501
                                            ==============        =============





      Allocations of the Plan interest in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

                                  2005                             2004
                          Amount       Percent           Amount         Percent

 Cinergy Corp. Union Employees'
   401(k) Plan         $59,234,427       13%        $  56,024,465        13%
 Cinergy Corp. Non-Union Employees'
   401(k) Plan         215,588,648       46           198,406,071        46
 Cinergy Corp. Union Employees'
   Savings Incentive
   Plan                192,981,181       41           179,340,965        41
                      -------------                   ------------


                      $467,804,256      100%         $433,771,501       100%
                     =============                  ==============


A summary of income of the Cinergy Corp. Common Stock Master Trust as of December 31 is as follows:

                                                    2005               2004

      Cinergy Corp. Common Stock Master Trust:
           Interest and dividends               $20,468,016        $19,381,810
           Net appreciation in fair value of     10,401,289         30,212,573
           investments                          ------------       ------------

      Net Trust investment income               $30,869,305        $49,594,383
                                                ============       ============




      The Plan's investments (excluding the Cinergy Corp. Common Stock Master Trust, which is detailed above), which includes gains and losses on investments bought and sold, as well as held during the year, appreciated in value during the year as follows:

                                                   2005               2004

      Mutual funds                               8,914,887        $17,897,349
      Common/collective trust                      524,051            659,657
                                                 ----------       ------------

      Net appreciation in fair value
      of investments                            $9,438,938        $18,557,006
                                                ==========       =============



      Allocations of income in Cinergy Corp. Common Stock Master Trust to participating plans as of December 31 are as follows:

                                2005                              2004
                          Amount       Percent           Amount         Percent

      Cinergy Corp.
      Union Employees'  $3,983,898       13%         $  6,427,198        13%
         401(k) Plan
         Cinergy Corp.
      Non-Union Employees'
         401(k) Plan    14,140,073       46            22,881,831         46
      Cinergy Corp.
      Union Employees'
         Savings Incentive
         Plan           12,745,334       41            20,285,354         41
                       ------------                   ------------

                       $30,869,305       100%          $49,594,383        100%
                       ============                   =============






      The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

                                                    2005                2004

       *Plan interest in Cinergy Corp. Common Stock
             Master Trust                     $215,588,648         $198,406,071
           JP Morgan Prime Money Market Instrument                   25,355,579
       *Fidelity Magellan Fund                  62,546,414           68,328,909
       *Fidelity Equity Income Fund             66,421,170           64,467,467
       *Fidelity Low-Priced Stock Fund          37,563,886           34,368,566
       *Fidelity Diversified International
           Stock Fund                           31,537,241


       *Denotes a party-in-interest.


5.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Plan by letter dated December 9, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the accompanying financial statements.

6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unvested amounts in the participant's account may be forfeited upon termination of the Plan.

7.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the Trustee for all Plan investments, except for the Plan's interest in Cinergy Corp. Common Stock Master Trust, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions. US Trust is the Trustee for the Plan's interest in the Cinergy Corp. Common Stock Master Trust, which holds common stock of the Company as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

8.    INVESTMENT RISK

      Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

9.    PLAN CHANGES

      Effective January 1, 2005, the Plan was amended as follows:

          Clarified that an Eligible Employee did not include nonresident aliens with no United States source income,

          Provided that individuals who were terminated in connection with the transition of certain information technology-related responsibilities from the Company will be entitled to receive a profit-sharing contribution for 2004 even if they are not employed by the Company and its affiliates on December 31, 2004,

          Clarified the Plan's disability provisions,

          Reduced the amount to which an involuntary cash-out applies from $5,000 to $1,000 and provided that such determination shall be made after taking into account rollover contributions, and

          Clarified the Plan's ERISA Section 404(c) provisions.

      Effective October 1, 2005, the Plan was amended to allow employees to transfer funds out of the Cinergy Corp. Common Stock Master Trust to other investment options at any time.

      The Plan was also amended to clarify that it will no longer be a 401(k) safe harbor plan for plan years beginning after December 31, 2005.

10.   SUBSEQUENT EVENT

      On April 3, 2006, the merger of Cinergy Corp. and Duke Energy was finalized. Shares of Cinergy common stock within the Plan were exchanged for shares of Duke Energy common stock. Effective April 3, 2006, the Cinergy Stock Fund was renamed the Duke Stock Fund.

                                     ******





                              SUPPLEMENTAL SCHEDULE




CINERGY CORP.
NON-UNION EMPLOYEES' 401(k) PLAN

EIN: 31-1385023
PLAN NUMBER: 102

SCHEDULE H, PART IV, LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005
-----------------------------------------------------------------------------
 ----------------------------------------------------------------------------

Identity of Issuer,        Description of Investment, Including
Borrower, Lessor,           Maturity Date, Rate of Interest,            Current
or Similar Party           Collateral, and Par or Maturity Value          Value



*Fidelity Investments      Magellan Fund                            $62,546,415
*Fidelity Investments      Equity Income Fund                        66,421,170
*Fidelity Investments      U.S. Bond Index Fund                      21,215,601
*Fidelity Investments      Diversified International Stock Fund      31,537,241
*Fidelity Investments      Low-Priced Stock Fund                     37,563,886
*Fidelity Investments      Freedom Income Fund                        1,487,380
*Fidelity Investments      Freedom 2000 Fund                          1,495,954
*Fidelity Investments      Freedom 2010 Fund                          6,840,133
*Fidelity Investments      Freedom 2020 Fund                          6,770,625
*Fidelity Investments      Freedom 2030 Fund                          3,720,143
*Fidelity Investments      Freedom 2040 Fund                          1,099,609
*Fidelity Investments      Blue Chip Fund                            13,290,686
 TCW Asset Management      TCW Galileo Value Opportunity Fund         2,318,204
 Rainier Investments       Rainier Small/Midcap I                    26,025,033
                                                                     ----------

                        Total investments in mutual funds           282,332,080
                                                                    -----------

*Cinergy Corp. Common
 Stock Master Trust        Plan interest in Master Trust            215,588,648
 JP Morgan Investments     JP Morgan Prime Money Market Instrument   21,499,071
*Fidelity Investments      Fidelity Managed Income Portfolio          2,535,742
*Fidelity Investments      US Equity Index Pool                      11,923,133
*Various Plan Participants Participant Loans (interest rates ranging from 6.25% to 7.75% and
                           maturities through July 2, 2010)           8,942,197

*Denotes a party-in-interest.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                       CINERGY CORP. NON-UNION EMPLOYEES'
                                   401(K) PLAN


                            By /s/ Darlene Glesenkamp

                               Plan Administrator



                                                                   EXHIBIT 23




CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-72898 on Form S-8 of our report dated June 23, 2006, relating to the financial statements of the Cinergy Corp. Non-Union Employees' 401(k) Plan appearing in this Annual Report on Form 11-K of the Cinergy Corp. Non-Union Employees' 401(k) Plan for the year ended December 31, 2005.

Cincinnati, Ohio
June 27, 2006